UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario del Pacifico Reports in April 2025 a Passenger Traffic Increase of 9.1% Compared to 2024

GUADALAJARA, Mexico, May 06, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for April 2025, compared with April 2024.

For April 2025, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 9.9%, compared to April 2024. Tijuana, Guadalajara, Los Cabos, and Puerto Vallarta airports presented an increase in passenger traffic of 10.0%, 9.0%, 8.7%, and 5.7% respectively, compared to April 2024. On the other hand, Montego Bay presented a decrease in passenger traffic of 1.3%, compared to April 2024.

Domestic Terminal Passengers (in thousands):

Airport	Apr-24	Apr-25	% Change	Jan - Apr 24	Jan - Apr 25	% Change
Guadalajara	973.0	1,067.1	9.7%	3,644.7	4,088.2	12.2%
Tijuana*	691.9	748.6	8.2%	2,677.5	2,806.1	4.8%
Puerto Vallarta	232.7	278.4	19.6%	807.6	932.0	15.4%
Los Cabos	216.1	254.6	17.8%	853.8	923.5	8.2%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	163.0	194.0	19.0%	647.0	709.6	9.7%
Hermosillo	179.0	184.4	3.0%	636.5	693.1	8.9%
Kingston	0.3	0.0	(90.0%)	0.8	0.1	(88.1%)
Morelia	50.1	60.2	20.0%	196.4	246.3	25.4%
La Paz	94.4	111.8	18.5%	365.8	392.4	7.3%
Mexicali	72.2	105.0	45.4%	360.5	398.2	10.5%
Aguascalientes	58.2	53.3	(8.6%)	200.6	205.1	2.2%
Los Mochis	50.6	66.5	31.3%	176.8	231.6	30.9%
Manzanillo	10.1	10.7	6.8%	46.0	45.5	(1.1%)
Total	2,791.9	3,134.8	12.3%	10,614.0	11,671.6	10.0%

International Terminal Passengers (in thousands):

Airport	Apr-24	Apr-25	% Change	Jan - Apr 24	Jan - Apr 25	% Change
Guadalajara	421.5	452.9	7.4%	1,911.6	1,959.9	2.5%
Tijuana*	307.8	351.1	14.1%	1,260.1	1,366.0	8.4%
Puerto Vallarta	386.3	375.7	(2.7%)	1,930.0	1,848.2	(4.2%)
Los Cabos	425.5	442.9	4.1%	1,833.4	1,825.8	(0.4%)
Montego Bay	435.9	430.4	(1.3%)	1,893.2	1,769.4	(6.5%)
Guanajuato	73.1	84.3	15.3%	320.2	347.4	8.5%
Hermosillo	6.7	6.1	(9.9%)	30.0	27.0	(10.1%)
Kingston	135.1	155.0	14.7%	526.5	583.0	10.7%
Morelia	50.0	56.0	12.0%	207.2	230.2	11.1%
La Paz	0.9	3.0	222.9%	4.1	11.7	182.9%
Mexicali	0.6	0.6	(3.7%)	2.2	2.4	5.7%
Aguascalientes	26.9	27.5	2.2%	96.4	101.1	5.0%
Los Mochis	0.7	0.7	1.7%	2.7	2.6	(4.3%)
Manzanillo	7.1	9.8	36.6%	47.4	53.7	13.2%
Total	2,278.1	2,395.8	5.2%	10,065.2	10,128.3	0.6%

Total Terminal Passengers (in thousands):

Total
Airport	Apr-24	Apr-25	% Change	Jan - Apr 24	Jan - Apr 25	% Change
Guadalajara	1,394.5	1,520.0	9.0%	5,556.3	6,048.1	8.9%
Tijuana*	999.7	1,099.7	10.0%	3,937.7	4,172.0	6.0%
Puerto Vallarta	619.0	654.1	5.7%	2,737.6	2,780.2	1.6%
Los Cabos	641.6	697.5	8.7%	2,687.3	2,749.3	2.3%
Montego Bay	435.9	430.4	(1.3%)	1,893.2	1,769.4	(6.5%)
Guanajuato	236.2	278.4	17.9%	967.2	1,057.0	9.3%
Hermosillo	185.8	190.5	2.5%	666.6	720.1	8.0%
Kingston	135.4	155.0	14.5%	527.4	583.1	10.6%
Morelia	100.1	116.2	16.0%	403.5	476.5	18.1%
La Paz	95.3	114.8	20.4%	369.9	404.1	9.2%
Mexicali	72.9	105.6	45.0%	362.7	400.5	10.4%
Aguascalientes	85.1	80.7	(5.2%)	297.0	306.2	3.1%
Los Mochis	51.3	67.2	31.0%	179.5	234.1	30.4%
Manzanillo	17.2	20.5	19.2%	93.4	99.2	6.2%
Total	5,070.0	5,530.6	9.1%	20,679.3	21,799.9	5.4%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Apr-24	Apr-25	% Change	Jan - Apr 24	Jan - Apr 25	% Change
Tijuana	303.1	345.0	13.8%	1,244.9	1,343.2	7.9%

Highlights for the month:

  Seats and load factors: The seats available during April 2025 increased by 11.0%, compared to April 2024. The load factors for the month went from 81.8% in April 2024 to 80.4% in April 2025.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali, and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the Norman Manley International Airport operation in Kingston, Jamaica, and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx

Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: May 6, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer